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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 16)*

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                         Volt Information Sciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   928703 10 7
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928703 10 7                  13G                     Page 2 of 6 Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jerome Shaw
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 74,025
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    3,130,430
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  74,025
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  3,130,430
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,204,455
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           21.0%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 928703 10 7                  13G                     Page 3 of 6 Pages

--------------------------------------------------------------------------------

ITEM 1.

      (a)   Name of Issuer

            Volt Information Sciences, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            Volt Information Sciences, Inc.
            560 Lexington Avenue, 15th Floor
            New York, NY 10022


ITEM 2.

      (a)   Name of Person Filing

            Jerome Shaw

      (b)   Address of Principal Business Office or, if none, Residence

            Volt Information Sciences, Inc.
            2401 North Glassell Street
            Orange, CA 92865-2705

      (c)   Citizenship

            United States of America

      (d)   Title of Class of Securities

            Common Stock, par value $.10 share

      (e)   CUSIP Number

            928703 10 7

CUSIP No. 928703 10 7                  13G                     Page 4 of 6 Pages

--------------------------------------------------------------------------------

ITEM 3.   IF  THIS   STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)  OR
          240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  |_| Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
               78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)  |_|  Investment   company  registered  under  section  8  of  the
               Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  |_| An investment adviser in accordance with ss.240.13d-1(b)(1)
               (ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

     The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 3,204,455 shares.

     Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 45,000 shares which were not actually outstanding, but which were issuable upon exercise of an option held by the undersigned, which is presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the "Percent of Class" below. Also includes (i) 3,257 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan (the "ESOP") as at December 31, 2001, which ESOP was merged into the Company's 401(k) Savings Plan (as merged, the "Plan") as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan features of the Plan, (ii) 23,004 shares held for the undersigned under the Savings Plan feature of the Plan as at December 31, 2001 and (iii) 2,887,430 shares owned by the undersigned and his wife as trustees of a revocable trust for their benefit or as community property, as to which they have shared voting and investment power (pursuant to the terms of which the undersigned may

CUSIP No. 928703 10 7                  13G                     Page 5 of 6 Pages

--------------------------------------------------------------------------------

demand that these shares be transferred back to him at any time), (iv) 236,250 shares owned of record by the undersigned and his wife as trustees for one of his children (as to which the undersigned and his wife may be deemed to have shared voting and investment power, the reporting of which shares is not an admission of beneficial ownership of such 236,250 shares.) and (v) 6,750 shares of Common Stock beneficially owned by the undersigned's wife, as to which shares the undersigned disclaims beneficial ownership.

          (b)  Percent of class: 21.0%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 74,025.

               (ii)  Shared power to vote or to direct the vote: 3,130,430.

               (iii) Sole power to dispose or to direct the disposition of:
                     74,025.

               (iv)  Shared power to dispose or to direct the disposition of:
                     3,130,430.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

CUSIP No. 928703 10 7                  13G                     Page 6 of 6 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 6, 2002
                                        ----------------------------------
                                                      Date

                                               /s/ Jerome Shaw
                                        ----------------------------------
                                                  Jerome Shaw